Exhibit 4.9

Supplementary Agreement

Whereas, Lanting Jishi Trade (Shenzhen) Co., Ltd., a sole proprietorship company, Beijing Lanting Gaochuang Technologies Co., Ltd., a domestic company, Shenzhen Lanting Huitong Technology Co., Ltd., an existing shareholder and Jian He, an existing shareholder, signed an equity disposal agreement on July 1st, 2019 (the “Equity Disposal Agreement”);

Whereas, Jian He and Shenzhen Lanting Huitong Technology Co., Ltd. each signed power of attorney on July 1st, 2019 (the “Power of Attorney”);

Whereas, Lanxiang Jishi Trading (Shenzhen) Co. Ltd., Beijing Lanting Gaochuang Technology Co., Ltd., Shenzhen Lanting Huitong Technology Co., Ltd., and Jian He signed a share pledge agreement on July 1, 2019 (the “Share Pledge Agreement”) .

The above parties hereby amend terms to the agreements as follows:

1. Add the clause “the validity period of this agreement is (two) years, which can be extended indefinitely at the option of the sole proprietorship company to the Equity Disposal Agreement. If there is any conflicting clause in the original agreement, this amendment shall prevail.

2, Add the clauses “ereby authorize Lanting Qishi Trading (Shenzhen) Co., Ltd. or its designated person to exercise all shareholder rights and voting rights as shareholders of Beijing Lanxiang High-tech Technology Co., Ltd., including but not limited to, within the validity period of this Power of Attorney. It is not limited to nominating and electing directors, general managers and other senior management personnel at the general meeting of shareholders as an authorized representative.” “Lanting Jishi Trading (Shenzhen) Co., Ltd. has the right to sub-entrust, and can re - entrust the handling of the above-mentioned matters and the exercise of my equity rights. other qualified representatives without prior notice to me or my consent.” and “During the period when I am a shareholder of a domestic company, this power of attorney is irrevocable and will remain valid, starting from the date of signing this power of attorney.” to the Power of Attorney. If there are conflicting terms in the original agreement, the above clauses shall prevail.

3. Add the clause “ All contractual obligations of the domestic company under the transaction documents shall be fully fulfilled or contract is terminated, this agreement shall be terminated. The pledgee shall release the equity pledge under this agreement according to the written request of the pledgor, and the pledgor and the domestic-funded company shall record the removal of the original equity pledge on the register of shareholders of the domestic-funded company and handle the procedures at the industrial and commercial registration authority. Procedures for the cancellation of equity pledge registration. Expenses arising from the release of the equity pledge by the prisoner shall be borne by the pledgor and the domestic company.” to the Share Pledge Agreement. If there are any conflicting clauses in the original agreement, this clause shall prevail.

This agreement is a supplement to the original Equity Disposal Agreement, Power of Attorney, and Share Pledge Agreement, and has the same legal effect as the original agreement, the part of the original agreement that is not amended in this agreement will continue to be valid.

Lanting Jishi Trade (Shenzhen) Co., Ltd. (Company seal)

By: Jian He

Authorized Representative: Jian He

Beijing Lanting Gaochuang Technologies Co., Ltd. (Company seal)

By: Bin Shi

Authorized Representative: Bin Shi

Shenzhen Lanting Huitong Technology Co. (Company seal)

By: Jian He

Authorized representative: Jian He

Jian He

Signature: /s/ Jian He